UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number 333-85503
Telecomunicaciones de Puerto Rico, Inc.
(Exact name of registrant as specified in its charter)
1515 FD Roosevelt Avenue
Guaynabo, Puerto Rico 00968 Telephone (787)-792-6052

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6.80% Senior Notes due May 15, 2009

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Telecomunicaciones de Puerto Rico Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2007	By:	/s/ Adail Ortiz
Adail Ortiz
Vice President and Chief Financial Officer